UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File No.: 001-37408

DHX MEDIA LTD.

(Translation of the registrant’s name into English)

1478 Queen Street

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40- F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FURNISHED

See the Exhibit Index hereto for a list of the documents furnished herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: June 1, 2017	By:	/s/ Mark Gosine
Name: Mark Gosine
Title: Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit	Description
99.1	Underwriting Agreement dated as of May 31, 2017 between DHX Media Ltd., Canaccord Genuity Corp., RBC Dominion Securities Inc., National Bank Financial Inc., Scotia Capital Inc., CIBC World Markets Inc. and Echelon Wealth Partners Inc.
99.2	Subscription Receipt Agreement dated as of May 31, 2017 among DHX Media Ltd., Computershare Trust Company of Canada, Canaccord Genuity Corp. and RBC Dominion Securities Inc.
99.3	Special Warrant Indenture dated as of May 31, 2017 between DHX Media Ltd. and Computershare Trust Company of Canada
99.4	Indenture dated as of May 31, 2017 between DHX Media Ltd. and Computershare Trust Company of Canada